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                     September 21, 2023

       John V. Oyler
       Chief Executive Officer
       BeiGene, Ltd.
       94 Solaris Avenue, Camana Bay
       Grand Cayman
       Cayman Islands KY1-1108

                                                        Re: BeiGene, Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-37686

       Dear John V. Oyler:

               We have reviewed your August 21, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our July 21, 2023 letter.
 John V. Oyler
FirstName LastNameJohn V. Oyler
BeiGene, Ltd.
Comapany 21,
September NameBeiGene,
              2023       Ltd.
September
Page 2    21, 2023 Page 2
FirstName LastName
Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 135

1.       As noted in your response to prior comment 3, Item 16I(b) of Form 20-F
states:    Also,
         any such identified foreign issuer that uses a variable-interest entity or any similar structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities. Additionally, page 15 of
         our Release No. 34-93701,    Holding Foreign Companies Accountable Act
Disclosure,
         clarifies that a registrant should    look through a VIE or any
structure [emphasis added]
         that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating
         company or companies in the relevant jurisdiction.    As previously
requested, please
         provide us with the information required by Items 16I(b)(2) through
(b)(5) for all of your
         consolidated foreign operating entities in your supplemental response. Please contact Kyle Wiley at (202) 344-5791 or Jennifer Gowetski at
(202) 551-3401
with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Disclosure
Review Program
cc:      Edwin M. O'Connor